

SEC 05041582 [COMM]ISSION

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PROCESSED MAR 31 2005 THOMSON FINANCIAL

RECEIVED MAR - 7 2005

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUCKRAM SECURITIES LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 GLEN STREET SUITE 2
(No. and Street)

GLEN COVE (City) NEW YORK (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER P DERUONA 516 759 7400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN C COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) N.Y (State) 11790 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05 SS

OATH OR AFFIRMATION

I, PETER DEBUONA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKRAM SECURITIES LTD, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President /CCO

Title

2/24/05

Notary Public

Robert N. Tabor
Notary Public, State Of New York
No. 01TA4738380
Qualified In Nassau County
Commission Expires March 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKRAM SECURITIES LTD

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2004

BUCKRAM SECURITIES LTD

INDEX
DECEMBER 31, 2004



JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ▫ Stony Brook, NY 11790
631.689.0400 ▫ 631.689.2877 Fax

02/16/05

To the Board of Directors
Buckram Securities Ltd.

We have audited the accompanying statements of financial condition of Buckram Securities Ltd as of December 31, 2004 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Buckram Securities Ltd as of December 31, 2004, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Buckram Securities Ltd. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John P. Comparato

BUCKRAM SECURITIES LTD

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
CURRENT ASSETS	
Cash	$ 38, 613
Clearing Deposit	25,352
	$ 63,965
FIXED ASSETS	
Net of Accumulated Depreciation of $1,595	5,355
OTHER ASSETS	
Prepaid Expenses	5,922
Organization Costs	16,252
	22,174
TOTAL ASSETS	$ 91,494
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 16,643
Due to Officer	10,594
	$ 27,237
STOCKHOLDER'S EQUITY	
Common Stock	--
Additional Paid-In Capital	150,000
Accumulated Deficit	<85,743>
	64,257
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 91,494

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE	$ 90,032
EXPENSES	
Commissions	40,827
Professional Fees	30,300
Payroll & Payroll Taxes	46,390
Regulatory Fees & Clearing Costs	12,831
Rent Expense	12,192
Telephone	4,916
Insurance	7,427
Printing & Reproduction	3,039
Depreciation & Amortization	5,658
Other Expenses	12,195
TOTAL EXPENSES	175,775
NET INCOME <LOSS>	$<85,743>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK		RETAINED EARNINGS<DEFICIT>		ADDITIONAL PAID IN CAPITAL	
Net Income <Loss>	$	--	$	<85,743>	$	--
Capital Contributions		--		--		150,000
Balance, Dec 31, 2004	$	--	$	<85,743>	$	150,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$<85,743>
Depreciation & Amortization	5,658
Increase in Clearing Deposit & Prepaid Expenses	<31,274>
Increase in Accounts Payable on Accrued Expenses	16,643
Increase in Due to Officer	10,594
NET CASH USED BY OPERATING ACTIVITIES	<84,122>
NET CASH PROVIDED BY FINANCING & INVESTING ACTIVITIES	
Contributions to Capital	150,000
Purchases of Fixed Assets & Organization Costs	<27,265>
NET INCREASE IN CASH	38,613
CASH AT BEGINNING OF YEAR	--
CASH AT END OF YEAR	$ 38,613

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF FINANCIAL STATEMENTS

BUCKRAM SECURITIES LTD

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Buckram Securities Ltd (the "Company"), incorporated under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc. The company's registration became effective on October 31, 2003. These financial statements include the two months ended December 31, 2003 because an exemption was granted by the SEC for a two month audit.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

a) The company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade basis. Securities owned, consisting primarily of equities, are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of operations.

b) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

c) Organization costs consist of expenses relating to the formation of the Company. These costs are being amortized over a 60 month period.

d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement actual results may differ from estimated amounts.

BUCKRAM SECURITIES LTD

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had a net capital of $36,727 which exceeded requirements of $5,000 by $31,727. The Company's net capital ratio was .74 to 1.

BUCKRAM SECURITIES LTD

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total Ownership Equity	$ 64,257
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	64,257
Deductions and/or Charges:	
Non-Allowable Assets	27,580
Net Capital Before Haircuts on Securities Positions	36,727
Haircuts on Securities Positions	--
Net Capital	$ 36,727
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	16,643
Due to Officer	10,590
	27,231
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	5,000
Excess Net Capital @ 1000%	34,003
Ratio: Aggregate Indebtedness to Net Capital	.74 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2004 Focus Part II filing.


JPC

JOHN P. COMPARATO C.P.A., P.C.

P.O. Box 588 ▫ Stony Brook, NY 11790
631.689.0400 ▫ 631.689.2877 Fax

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Buckram Securities Ltd.

We have examined the financial statements of Buckram Securities Ltd. for the year ended December 31, 2004 and have issued our report therein dated February 16, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in the making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may never the less occur and not be detected.

Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Buckram Securities Ltd. as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used to other purpose.

